MYLAN INC.

1500 CORPORATE DRIVE

CANONSBURG, PA 15317

724 514-1800

VIA EDGAR AND OVERNIGHT DELIVERY

July 29, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Mylan Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 001-9114

Dear Mr. Rosenberg:

Mylan Inc. (the “Company” or “us”) hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. This response is further to the Company’s letter dated June 28, 2011 and the Staff’s verbal comments received on July 21, 2011 during a telephone conversation with Commission Staff member Vanessa Robertson.

Liquidity and Capital Resources, page 62

1. Please refer to your response to comment 2. Please confirm that your disclosure and future filings will include an explanation for the changes for all periods presented.

Response:

We note the Staff’s comment and will include in future filings an explanation of changes in cash from/used in operating activities, investing activities and financing activities for all periods presented in the liquidity and capital resources section of MD&A.

Notes to Consolidated Financial Statements

10. Income Taxes, page 107

2. Please refer to your response to comment 3. Please revise your proposed disclosure to quantify and explain the nature of the inter-company transactions that resulted in the increase of pre-tax income for certain of the foreign subsidiaries and specify the countries where the certain foreign subsidiaries are located.

Response:

We note the Staff’s comment. In accordance with guidance related to the accounting for income taxes, the allocation of earnings (loss) before income taxes and noncontrolling interest between domestic and foreign operations is based on legal entity status, either U.S. or non-U.S. (foreign legal entity). The allocation of earnings (loss) before income taxes and noncontrolling interest for the years ended 2010, 2009 and 2008 reflected the impact of an intercompany loan originated in October 2007 as part of the Company’s financing of its acquisition of Merck KGaA’s generics business and was made by a subsidiary incorporated in Luxembourg to a domestic entity. The amount of intercompany interest expense included in the domestic earnings (loss) before income taxes and noncontrolling interest for 2010, 2009 and 2008 was approximately $423 million, $400 million and $374 million, respectively, with a corresponding amount of intercompany interest income included in the foreign earnings (loss) before income taxes and noncontrolling interest. While this arrangement increased the amount of earnings (loss) before income taxes and noncontrolling interest allocated to foreign operations, the taxation of these earnings was included in the calculation of the Company’s taxable income reported on its U.S. corporate income tax returns.

The Company will include, as applicable, the following disclosure in future filings:

In 2010, 2009 and 2008, the allocation of earnings (loss) before income taxes and noncontrolling interest between domestic and foreign operations includes intercompany interest between certain domestic and foreign subsidiaries, which was eliminated on a consolidated basis. The impact of this intercompany financing arrangement in 2010, 2009 and 2008 was to decrease the amount of domestic earnings (loss) before income taxes and noncontrolling interest, with a corresponding increase to the foreign amount. While this arrangement increased the amount of earnings (loss) before income taxes and noncontrolling interest allocated to foreign operations, the taxation of these earnings was included in the calculation of the Company’s taxable income reported on its U.S. corporate income tax returns.

Supplemental Disclosure

In addition, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1800 (phone), (724) 514-1880 (fax) or john.sheehan@mylan.com

Thank you.

Very truly yours,

/s/ John D. Sheehan
John D. Sheehan Executive Vice President and Chief Financial Officer